September 6, 2002


To Whom It May Concern:

     The firm of James R. Bonzo, Certified Public Accountant consents to the inclusion of my report of September 6, 2002 on the Financial Statements of PURE COUNTRY, as of June 30, 2002 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,



James R. Bonzo
Certified Public Accountant